Exhibit 1.01

Conflict Minerals Report of Giga-tronics Incorporated.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Giga-tronics Incorporated. (the “Company”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. The specified conflict minerals, which we collectively refer to in this Report as “3TG” or “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

The Company includes the operations of the Giga-tronics Division and Microsource Inc. (Microsource), a wholly owned subsidiary. Giga-tronics Division designs, manufactures and markets a broad line of test and measurement equipment used in the development, test and maintenance of wireless communications products and systems, flight navigational equipment, electronic defense systems and automatic testing systems. These products are used primarily in the design, production, repair and maintenance of commercial telecommunications, radar, and electronic warfare equipment.

Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters and microwave synthesizers, which are used by its customers in operational applications and in manufacturing a wide variety of microwave instruments and devices.

Giga-tronics was incorporated on March 5, 1980, and Microsource was acquired by Giga-tronics on May 18, 1998.

The combined Company principal executive offices are located at 4650 Norris Canyon Road, San Ramon, California, and its telephone number at that location is (925) 328-4650.

Products Overview

Giga-tronics

The Giga-tronics Division produces signal sources, generators, power measurement and amplification instruments for use in the microwave and radio frequency (RF) range (10 kilohertz (kHz) to 50 gigahertz (GHz)).  Within each product line are a number of different models and options allowing customers to select frequency range and specialized capabilities, features and functions.  The end-user markets for these products can be divided into three broad segments:  electronic warfare, radar and commercial telecommunications.  These instruments are used in the design, production, repair and maintenance and calibration of other manufacturers’ products, from discrete components to complex systems.

The Giga-tronics Division also produces switching systems that operate with a bandwidth from direct current (DC) to optical frequencies.  These switch systems may be incorporated within customers’ automated test equipment.  The end-user markets for these products are primarily related to defense, aeronautics, communications, satellite and electronic warfare, commercial aviation and semiconductors.

 Microsource

The Microsource segment develops and manufactures a broad line of YIG tuned oscillators, filters, filter components, and microwave synthesizers, which are used by its customers in operational applications and in manufacturing a wide variety of microwave instruments or devices. The end-user markets for these products are primarily related to defense and commercial aerospace.

Supply Chain Overview

In accordance with the rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the business of manufacturing RF and microwave signal generators, microwave power amplifiers, microwave power meters, ATE signal switching and RF interface unit (RFIU) and microwave components and sub-assemblies, GIGA is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

GIGA’s due diligence measures included:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, the Company has determined that the assembly services for its product are DRC conflict undeterminable as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured and/or contracted to be manufactured for the Company. The Company makes this determination due to a lack of information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.